

May 26, 2011

Via Email
Marcy Smorey-Giger
Chief Legal Officer
DynaVox Inc.
2100 Wharton Street, Suite 400
Pittsburgh, PA 15203

      Re: DynaVox Inc.
              Registration Statement on Form S-3
              Filed May 2, 2011
              File No. 333-173823

Dear Ms. Smorey-Giger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the shares of the Class A common stock of DynaVox Inc. covered by this registration statement are to be issued, from time to time, in exchange for Holdings Units of DynaVox Systems Holdings LLC, a subsidiary of DynaVox Inc. It appears that this transaction is an exchange offer, consisting of a plan of acquisition within the meaning of Rule 145(a), that should be registered on Form S-4 rather than on Form S-3. Please explain why you believe that this transaction meets the requirement of Instruction I.B.1 of Form S-3, which specifies that the securities to be offered by or on behalf of a registrant must be for cash. Alternatively, identify the transaction requirement of the form that you are relying upon and explain the basis for your belief that the transaction requirement you are claiming is applicable.

2.   Please disclose the underlying business purpose for issuing the company's Class A common stock to the holders of the Holdings Units. We note that this transaction is

pursuant to an exchange agreement entered into with the holders of the Holdings Units on April 21, 2010, but it is unclear why the company entered into this arrangement. Discuss the effects that this transaction will have on the company and its shareholders, including the impact on the company's future results and operations.

3.   In your response letter, please provide your analysis of whether the transaction you propose is a "roll-up transaction" within the meaning of paragraph (c)(1) of Item 901 of Regulation S-K.

4.   Please provide a materially complete discussion of the interests held in the limited liability company. As part of the response, disclose the components of the "units" of the limited liability company and the number of holders of these units currently and the potential number of holders when the transaction is completed. Also, disclose the percentage interest in the limited liability company held by DynaVox Inc. as of a date of the prospectus and the range of interests that DynaVox Inc. would hold in that entity, depending upon the outcome of the exchange offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have questions. If you thereafter require further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via Email
        Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP